

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Dan L. Dearen
President and Chief Financial Officer
Axonics, Inc.
26 Technology Drive
Irvine, CA 92618

      Re: Axonics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 1, 2021
          File No. 001-38721

Dear Mr. Dearen:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences